SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of December 2008

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- ☐)

Enclosure: December 2, 2008

INVESTOR CONTACTS investor.relations@homex.com.mx Vania Fueyo Z. Head of Investor Relations +5266-7758-5838 vfueyo@homex.com.mx

HOMEX APPOINTS NEW CHIEF FINANCIAL OFFICER

Culiacán, Mexico - December 2, 2008 - Desarrolladora Homex, S.A.B de C.V. (“Homex” or “the Company”) (NYSE: HXM; BMV: HOMEX) announced today that the Governance and Compensation Committee of Homex’s Board of Directors, after assessing qualified candidates involved in the Company’s succession program, has appointed Mr. Carlos Moctezuma Velasco as Chief Financial Officer.

Mr. Moctezuma has nearly five years experience at Homex, starting prior to Homex Initial Public Offering in 2004, and has served as Investor Relations Officer since then. More recently, in 2007, Mr. Moctezuma was appointed to the additional post of Director of Strategic Planning, involved in market research and the selection of new attractive markets as well as financial planning.

Carlos Moctezuma replaces Alan Castellanos effective December 3, 2008, who has decided to pursue other professional opportunities.

“Carlos Moctezuma is a proven financial executive who has worked closely with the Company’s Board members and management team,” said Gerardo de Nicolas, Chief Executive Officer of Homex. “He is ideally-suited to contribute to Homex’s long-term strategic planning and growth, while maintaining the integrity of our financial position and policies. We are pleased to have him as our new Chief Financial Officer.”

Likewise, the Company announced the appointment of Mr. Héctor Cuén López as Treasurer of Homex, effective on this date. Mr. Cuén is well experienced in debt and capital markets and other areas of investment and treasury operations. Before coming to Homex, Mr. Cuén acted as financial officer in Agrícola Bátiz and other private businesses.

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in the country, is the largest homebuilder in Mexico, based on the number of homes sold, accumulated revenues and net income, and the only company in the sector with its shares fully listed on the New York Stock Exchange.

For additional corporate information please visit the Company's web site at: www.homex.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: December 2, 2008
By: Gerardo de Nicolas
Name:  Gerardo de Nicolas
Title: Chief Executive Officer

By: Ramon Lafarga
Name:  Ramon Lafarga
Title: Administrative and Accounting Officer